Exhibit 99.1

KE Holdings Inc. Announces Second Quarter 2022 Unaudited Financial Results

BEIJING, China, August 23, 2022 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Business and Financial Highlights for the Second Quarter of 2022

•	Gross transaction value (GTV)[1] was RMB639.5 billion (US$95.5 billion), a decrease of 47.6% year-over-year. GTV of existing home transactions was RMB393.5 billion (US$58.7 billion), a decrease of 39.6% year-over-year. GTV of new home transactions was RMB222.7 billion (US$33.3 billion), a decrease of 55.3% year-over-year. GTV of home renovation and furnishing was RMB1.3 billion (US$0.2 billion), compared to RMB47 million in the same period of 2021. GTV of emerging and other services was RMB22.0 billion (US$3.3 billion), a decrease of 68.8% year-over-year.

•	Net revenues were RMB13.8 billion (US$2.1 billion), a decrease of 43.0% year-over-year.

•	Net loss was RMB1,866 million (US$279 million). Adjusted net loss[2] was RMB619 million (US$92 million).

•	Number of stores was 42,831 as of June 30, 2022, a 19.0% decrease from one year ago. Number of active stores[3] was 41,118 as of June 30, 2022, a 16.2% decrease from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. Number of active stores was 49,046 as of June 30, 2021.

•	Number of agents was 414,915 as of June 30, 2022, a 24.4% decrease from one year ago. Number of active agents[4] was 380,284 as of June 30, 2022, a 23.9% decrease from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 43.0 million for the three months ended June 30, 2022, compared to 52.1 million in the same period of 2021.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the second quarter of 2022, promising changes began to take place in China’s real estate market. The existing home market, in particular, benefited from the easing on home purchase restrictions and effective pandemic prevention and control measures. We focused on strengthening our unique products and services to empower our service providers and serve customers in broader and deeper ways, pivoting our growth trajectory for the long-term.”

“As we weathered industry headwinds, our total GTV decreased by 47.6% year-over-year to RMB639.5 billion in the second quarter of 2022. We responded to the macro environment with comprehensive improvements to our operating efficiency and simultaneously stabilized the scale of agents and stores on our platform. For existing home sales, we continued to iterate our ACN’s business leads allocation mechanism to strengthen our infrastructure and prioritize operating efficiency and profitability for Lianjia. For new home sales, we actively carried out corporate-to-corporate cooperation with selected developers and promoted commission-in-advance and other focused sales strategies to accelerate sell-through, becoming both promoter and benefactor of the rising brokerage concentration for new home transactions in this round of market adjustments. Our home renovation and furnishing services once again bucked market trends and achieved robust growth, owing to its full-service business model and the advantages on customer trust and traffic which we’ve built through our core businesses.”

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. Number of active agents was 499,690 as of June 30, 2021.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

“Leveraging our inclusive infrastructure along with our network of community-based service providers and stores, and with an unwavering and strengthened commitment to help service providers, we are well positioned to capture the upside of market recovery and serve the society as the one-stop platform for ‘living services’ that makes home a better place,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “During the second quarter, we achieved net revenues of RMB13.8 billion, beating both the high-end of our guidance and the street consensus. Despite the rocky market recovery, we were able to take a series of cost-management measures and allocate resources more efficiency-oriented in order to enhance profitability. As a result, we’ve gained a larger operating leverage for our housing transaction services business against the challenging market environment, and we believe our profitability for the housing transaction services will gradually recover in the second half of this year. We will also continue to make necessary investment in home renovation and furnishing services and Beike rental services. We’d like to highlight that with home prices stabilizing and the need for better living of the Chinese people continuing to increase, the demand for home upgrade will serve as a prominent driver, turbocharging a continued expansion of the market and resulting higher derived demand for a range of services including home renovation and furnishing, and rental services. We firmly believe our unique competencies and solid business layout in those sectors will support us to take the fast ride and achieve rapid growth in the long run.”

Second Quarter 2022 Financial Results

Net Revenues

Net revenues decreased by 43.0% to RMB13.8 billion (US$2.1 billion) in the second quarter of 2022, compared to RMB24.2 billion in the same period of 2021. The decrease was primarily attributable to the decline in total GTV. Total GTV was RMB639.5 billion (US$95.5 billion) in the second quarter of 2022, representing a 47.6% decrease compared to RMB1,220.8 billion in the same period of 2021 due to the disruption on the recovery of the market for existing home transactions caused by the emergence of COVID-19 in certain regions and the corresponding restrictive measures in the second quarter of 2022, and the market for new home transactions remained weak since the second half of 2021 as many real estate developers were facing liquidity and delivery challenges.

•	Net revenues from existing home transaction services decreased by 42.5% to RMB5.5 billion (US$0.8 billion) in the second quarter of 2022, compared to RMB9.6 billion in the same period of 2021, primarily due to a 39.6% decrease in GTV of existing home transactions to RMB393.5 billion (US$58.7 billion) in the second quarter of 2022 from RMB652.0 billion in the same period of 2021.

Among that, (i) commission revenue decreased by 45.9% to RMB4.6 billion (US$0.7 billion) in the second quarter of 2022 from RMB8.5 billion in the same period of 2021, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 47.2% to RMB163.5 billion (US$24.4 billion) in the second quarter of 2022 from RMB309.5 billion in the same period of 2021; and

(ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, decreased by 16.5% to RMB0.9 billion (US$0.1 billion) in the second quarter of 2022, from RMB1.1 billion in the same period of 2021, mainly due to a 32.9% decrease of GTV of existing home transactions served by connected agents on the Company’s platform to RMB229.9 billion (US$34.3 billion) in the second quarter of 2022 from RMB342.5 billion in the same period of 2021. The lower decline rate of revenues derived from platform service, franchise service and other value-added services compared to that of the GTV of existing home transactions served by connected agents was partially attributable to the increased penetration level of value-added services.

•	Net revenues from new home transaction services decreased by 52.0% to RMB6.7 billion (US$1.0 billion) in the second quarter of 2022 from RMB13.9 billion in the same period of 2021, primarily due to the decrease of GTV of new home transactions of 55.3% to RMB222.7 billion (US$33.3 billion) in the second quarter of 2022 from RMB498.3 billion in the same period of 2021. Among that, the GTV of new home transaction services completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels was RMB183.8 billion (US$27.4 billion), compared to RMB414.5 billion in the same period of 2021, while the GTV of new home transactions served by Lianjia brand was RMB38.9 billion (US$5.8 billion) in the second quarter of 2022, compared to RMB83.8 billion in the same period of 2021.

•	Net revenues from home renovation and furnishing were RMB1.0 billion (US$0.2 billion) in the second quarter of 2022, compared to RMB43 million in the same period of 2021, primarily because the Company completed the acquisition of Shengdu Home Renovation Co., Ltd. (“Shengdu”), a full-service home renovation service provider in China, and began to consolidate its financial results during the second quarter of 2022.

•	Net revenues from emerging and other services decreased by 9.6% to RMB557 million (US$83 million) in the second quarter of 2022 from RMB616 million in the same period of 2021, primarily attributable to the decrease of net revenues from financial services which was partially offset by the increase of net revenues from rental property management services.

Cost of Revenues

Total cost of revenues decreased by 41.3% to RMB11.1 billion (US$1.7 billion) in the second quarter of 2022 from RMB18.8 billion in the same period of 2021.

•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB4.7 billion (US$0.7 billion) in the second quarter of 2022, compared to RMB9.4 billion in the same period of 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in the second quarter of 2022 compared with the same period of 2021.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation was RMB4.3 billion (US$0.6 billion) in the second quarter of 2022, compared to RMB7.6 billion in the same period of 2021, primarily due to the decrease in the GTV of exiting home and new home transactions completed through Lianjia agents.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB724 million (US$108 million) in the second quarter of 2022, compared to RMB43 million in the same period of 2021, primarily because the Company completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022.

•	Cost related to stores. The Company’s cost related to stores decreased by 6.0% to RMB876 million (US$131 million) in the second quarter of 2022 compared to RMB931 million in the same period of 2021, mainly due to the decrease in the number of Lianjia stores in the second quarter of 2022 compared to the same period of 2021.

•	Other costs. The Company’s other costs decreased by 35.7% to RMB543 million (US$81 million) in the second quarter of 2022 from RMB844 million in the same period of 2021, mainly due to a decrease of business taxes and surcharges along with the decrease of net revenues, the decreased funding costs and provisions related to financial services and the decreased offline activities costs due to COVID-19 outbreaks in certain regions in the second quarter of 2022.

Gross Profit

Gross profit was RMB2.7 billion (US$0.4 billion) in the second quarter of 2022, compared to RMB5.3 billion in the same period of 2021. Gross margin was 19.7% in the second quarter of 2022, compared to 22.1% in the same period of 2021. The decrease in gross margin was mainly due to a relatively higher percentage of cost related to stores of net revenues as a result of the decrease of net revenues in the second quarter of 2022 compared to the same period of 2021.

Income (Loss) from Operations

Total operating expenses remained flat at RMB4.2 billion (US$0.6 billion) in the second quarter of 2022 compared to the same period of 2021.

•	General and administrative expenses were RMB2,250 million (US$336 million) in the second quarter of 2022, compared to RMB2,202 million in the same period of 2021, mainly due to the increase of share-based compensation expenses and additional severance costs incurred in the second quarter of 2022, which was partially offset by the decrease of recurring personnel costs and overheads along with the decreased headcount, as well as conferences and travel expenses as a result of the COVID-19 outbreaks in certain regions in the second quarter of 2022 compared to the same period of 2021.

•	Sales and marketing expenses were RMB1,122 million (US$167 million) in the second quarter of 2022, compared to RMB1,241 million in the same period of 2021, mainly due to the decrease of the brand advertising and promotional marketing expenses for housing transaction services, which was partially offset by sales and marketing expenses of Shengdu.

•	Research and development expenses were RMB779 million (US$116 million) in the second quarter of 2022, unchanged from RMB775 million in the same period of 2021, mainly due to additional severance costs incurred in the second quarter of 2022, which was mainly offset by the decrease of recurring personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in the second quarter of 2022 compared to the same period of 2021.

Loss from operations was RMB1,518 million (US$227 million) in the second quarter of 2022, compared to income from operations of RMB1,116 million in the same period of 2021. Operating margin was negative 11.0% in the second quarter of 2022, compared to 4.6% in the same period of 2021, primarily due to a) a relatively lower gross profit margin, b) an increase of the percentage of total recurring operating expenses of net revenues in the second quarter of 2022, primarily due to decreased net revenues and c) additional severance costs of RMB438 million incurred in the second quarter of 2022 compared to the same period of 2021.

Adjusted loss from operations6 was RMB690 million (US$103 million) in the second quarter of 2022, compared to adjusted income from operations of RMB1,669 million in the same period of 2021. Adjusted operating margin7 was negative 5.0% in the second quarter of 2022, compared to 6.9% in the same period of 2021. Adjusted EBITDA8 was negative RMB104 million (US$16 million) in the second quarter of 2022, compared to RMB2,555 million in the same period of 2021.

Net Income (Loss)

Net loss was RMB1,866 million (US$279 million) in the second quarter of 2022, compared to net income of RMB1,116 million in the same period of 2021.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Adjusted net loss was RMB619 million (US$92 million) in the second quarter of 2022, compared to adjusted net income of RMB1,638 million in the same period of 2021.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net loss attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,868 million (US$279 million) in the second quarter of 2022, compared to net income attributable to KE Holdings Inc.’s ordinary shareholders of RMB1,112 million in the same period of 2021.

Adjusted net loss attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB622 million (US$93 million) in the second quarter of 2022, compared to adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders of RMB1,635 million in the same period of 2021.

Net Income (Loss) per ADS

Diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 was RMB1.57 (US$0.23) in the second quarter of 2022, compared to diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB0.93 in the same period of 2021.

Adjusted diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 was RMB0.52 (US$0.08) in the second quarter of 2022, compared to adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB1.37 in the same period of 2021.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of June 30, 2022, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB50.0 billion (US$7.5 billion).

Business Outlook

For the third quarter of 2022, the Company expects total net revenues to be between RMB16.5 billion (US$2.5 billion) and RMB17.0 billion (US$2.5 billion), representing a decrease of approximately 6.1% to 8.8% from the same quarter of 2021. This forecast considers the potential impact of the recent real estate related policies and measures, the emergence of COVID-19 in certain regions and the corresponding restrictive measures which remains uncertain and may continue to adversely affect the Company’s operations, and the Company’s current and preliminary view on the business situation and market condition, all of which are subject to change.

Change in Segment Reporting

Subsequent to the acquisition of Shengdu on April 20, 2022, the Company changed its organizational structure, resulting in four reportable segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Prior period segment results have been recast to conform to the current presentation. Please see the “Unaudited Segment Contribution Measure” included in this press release for segment contribution results.

Annual General Meeting

On August 12, 2022, the Company held its annual general meeting of shareholders (the “AGM”), together with the respective class meetings of holders of Class A ordinary shares and Class B ordinary shares (the “Class Meetings”) in Beijing, China. Each of the proposed resolutions submitted for shareholders’ approval was adopted at the AGM and the Class Meetings, following which the Sixth Amended and Restated Memorandum and Articles of Association were adopted, a general mandate was granted to the directors of the Company to issue shares, and a general mandate was granted to the directors of the Company to repurchase its shares (the “Repurchase General Mandate”).

Share Repurchase Program

The Company proposed to establish a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period. Following the approval of the Repurchase General Mandate at the AGM, the Company expects to carry out the repurchases as soon as legally permissible. The Company’s proposed share repurchases under the program may be effected from time to time in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund any such repurchases from its existing cash balance.

Conference Call Information

The Company will hold an earnings conference call on 8:00 AM U.S. Eastern Time on Tuesday, August 23, 2022 (8:00 PM Beijing/Hong Kong Time on Tuesday, August 23, 2022) to discuss the financial results.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a PIN and an e-mail with detailed instructions to join the conference call.

PRE-REGISTER LINK:

https://register.vevent.com/register/BI1d14ef6c91f44696a550e19cd58f0d36

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	20,446,104	12,379,043	1,848,142
Restricted cash	6,286,105	7,001,360	1,045,276
Short-term investments	29,402,661	30,639,098	4,574,297
Short-term financing receivables, net of allowance for credit losses of RMB131,558 and RMB133,664 as of December 31, 2021 and June 30, 2022, respectively	702,452	515,104	76,903
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,151,271 and RMB2,317,194 as of December 31, 2021 and June 30, 2022, respectively	9,324,952	5,695,132	850,261
Amounts due from and prepayments to related parties	591,342	394,216	58,855
Loan receivables from related parties	42,788	49,617	7,408
Prepayments, receivables and other assets	3,129,950	3,741,472	558,587
Total current assets	69,926,354	60,415,042	9,019,729
Non-current assets
Property and equipment, net	1,971,707	2,042,609	304,953
Right-of-use assets	7,244,211	8,585,427	1,281,771
Long-term financing receivables, net of allowance for credit losses of RMB204 and RMB60 as of December 31, 2021 and June 30, 2022, respectively	10,039	2,440	364
Long-term investments, net	17,038,171	25,328,412	3,781,432
Intangible assets, net	1,141,273	1,965,645	293,463
Goodwill	1,805,689	4,980,388	743,552
Long-term loan receivables from related parties	-	30,461	4,548
Other non-current assets	1,181,421	1,015,758	151,649
Total non-current assets	30,392,511	43,951,140	6,561,732
TOTAL ASSETS	100,318,865	104,366,182	15,581,461

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,008,765	5,485,495	818,963
Amounts due to related parties	584,078	405,011	60,467
Employee compensation and welfare payable	9,834,247	9,380,733	1,400,507
Customer deposits payable	4,181,337	6,096,967	910,253
Income taxes payable	567,589	280,825	41,926
Short-term borrowings	260,000	356,670	53,249
Lease liabilities current portion	2,752,795	3,476,704	519,058
Short-term funding debts	194,200	133,400	19,916
Contract liabilities	1,101,929	3,122,374	466,158
Accrued expenses and other current liabilities	3,451,197	3,561,129	531,664
Total current liabilities	28,936,137	32,299,308	4,822,161
Non-current liabilities
Deferred tax liabilities	22,920	293,164	43,768
Lease liabilities non-current portion	4,302,934	5,117,682	764,050
Other non-current liabilities	1,381	542	81
Total non-current liabilities	4,327,235	5,411,388	807,899
TOTAL LIABILITIES	33,263,372	37,710,696	5,630,060

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated; 2,705,911,235 and 3,635,326,756 Class A ordinary shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively; and 885,301,280 and 157,894,050 Class B ordinary shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	489	491	73
Additional paid-in capital	78,972,169	79,929,628	11,933,179
Statutory reserves	483,887	483,887	72,242
Accumulated other comprehensive loss	(2,639,723)	(1,550,221)	(231,442)
Accumulated deficit	(9,842,846)	(12,329,140)	(1,840,692)
Total KE Holdings Inc. shareholders' equity	66,973,976	66,534,645	9,933,360
Non-controlling interests	81,517	120,841	18,041
TOTAL SHAREHOLDERS' EQUITY	67,055,493	66,655,486	9,951,401
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	100,318,865	104,366,182	15,581,461

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	9,628,335	5,534,809	826,325	19,824,630	11,686,265	1,744,713
New home transaction services	13,885,811	6,666,249	995,245	23,814,158	12,576,293	1,877,591
Home renovation and furnishing	43,352	1,019,410	152,194	79,705	1,106,916	165,258
Emerging and other services	616,031	556,622	83,101	1,152,085	955,583	142,665
Total net revenues	24,173,529	13,777,090	2,056,865	44,870,578	26,325,057	3,930,227
Cost of revenues
Commission-split	(9,403,674)	(4,669,156)	(697,087)	(16,264,194)	(8,802,934)	(1,314,243)
Commission and compensation-internal	(7,618,419)	(4,256,545)	(635,485)	(14,954,955)	(8,983,795)	(1,341,245)
Cost of home renovation and furnishing	(42,700)	(724,347)	(108,142)	(74,735)	(791,046)	(118,100)
Cost related to stores	(931,324)	(875,769)	(130,749)	(1,777,638)	(1,759,832)	(262,736)
Others	(844,447)	(542,825)	(81,041)	(1,649,534)	(1,059,258)	(158,144)
Total cost of revenues(1)	(18,840,564)	(11,068,642)	(1,652,504)	(34,721,056)	(21,396,865)	(3,194,468)
Gross profit	5,332,965	2,708,448	404,361	10,149,522	4,928,192	735,759
Operating expenses
Sales and marketing expenses(1)	(1,240,608)	(1,121,541)	(167,442)	(2,297,778)	(1,982,513)	(295,981)
General and administrative expenses(1)	(2,201,634)	(2,250,007)	(335,917)	(4,309,749)	(3,777,808)	(564,011)
Research and development expenses(1)	(774,958)	(778,645)	(116,249)	(1,412,964)	(1,527,590)	(228,063)
Impairment of goodwill, intangible assets and other long-lived assets	-	(76,244)	(11,383)	-	(76,244)	(11,383)
Total operating expenses	(4,217,200)	(4,226,437)	(630,991)	(8,020,491)	(7,364,155)	(1,099,438)
Income (loss) from operations	1,115,765	(1,517,989)	(226,630)	2,129,031	(2,435,963)	(363,679)
Interest income, net	68,906	160,096	23,902	150,764	273,454	40,826
Share of results of equity investees	14,387	(28,920)	(4,318)	34,107	31,470	4,698
Fair value changes in investments, net	371,937	(230,766)	(34,452)	346,163	(339,952)	(50,753)
Impairment loss for equity investments accounted for using Measurement Alternative	-	(223,280)	(33,335)	-	(251,002)	(37,474)
Foreign currency exchange gain (loss)	(3,870)	(39,487)	(5,895)	7,588	(40,742)	(6,083)
Other income, net	317,315	445,946	66,578	699,229	896,648	133,866
Income (loss) before income tax expense	1,884,440	(1,434,400)	(214,150)	3,366,882	(1,866,087)	(278,599)
Income tax expense	(768,838)	(431,310)	(64,393)	(1,192,509)	(619,255)	(92,452)
Net income (loss)	1,115,602	(1,865,710)	(278,543)	2,174,373	(2,485,342)	(371,051)

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to non-controlling interests shareholders	(3,715)	(2,607)	(389)	(3,900)	(952)	(142)
Net income (loss) attributable to KE Holdings Inc.	1,111,887	(1,868,317)	(278,932)	2,170,473	(2,486,294)	(371,193)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	1,111,887	(1,868,317)	(278,932)	2,170,473	(2,486,294)	(371,193)

Net income (loss)	1,115,602	(1,865,710)	(278,543)	2,174,373	(2,485,342)	(371,051)
Currency translation adjustments	(607,235)	1,525,663	227,775	(397,662)	1,398,895	208,850
Unrealized losses on available-for-sale investments, net of reclassification	(2,709)	(143,329)	(21,398)	(2,709)	(309,393)	(46,191)
Total comprehensive income (loss)	505,658	(483,376)	(72,166)	1,774,002	(1,395,840)	(208,392)
Comprehensive loss (income) attributable to non-controlling interests shareholders	(3,715)	(2,607)	(389)	(3,900)	(952)	(142)
Comprehensive income (loss) attributable to KE Holdings Inc.	501,943	(485,983)	(72,555)	1,770,102	(1,396,792)	(208,534)
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	501,943	(485,983)	(72,555)	1,770,102	(1,396,792)	(208,534)

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,522,427,632	3,571,976,403	3,571,976,403	3,521,948,998	3,569,657,105	3,569,657,105
—Diluted	3,586,824,279	3,571,976,403	3,571,976,403	3,590,416,704	3,569,657,105	3,569,657,105

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,174,142,544	1,190,658,801	1,190,658,801	1,173,982,999	1,189,885,702	1,189,885,702
—Diluted	1,195,608,093	1,190,658,801	1,190,658,801	1,196,805,568	1,189,885,702	1,189,885,702

Net Income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.32	(0.52)	(0.08)	0.62	(0.70)	(0.10)
—Diluted	0.31	(0.52)	(0.08)	0.60	(0.70)	(0.10)

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.95	(1.57)	(0.23)	1.85	(2.09)	(0.31)
—Diluted	0.93	(1.57)	(0.23)	1.81	(2.09)	(0.31)

(1) Includes share-based compensation expenses as follows:
Cost of revenues	124,880	89,860	13,416	234,272	175,385	26,184
Sales and marketing expenses	35,793	31,045	4,635	70,130	59,559	8,892
General and administrative expenses	153,914	408,143	60,934	338,977	548,032	81,819
Research and development expenses	121,650	76,136	11,367	225,473	174,483	26,050

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	1,115,765	(1,517,989)	(226,630)	2,129,031	(2,435,963)	(363,679)
Share-based compensation expenses	436,237	605,184	90,352	868,852	957,459	142,945
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,885	146,366	21,852	235,119	262,459	39,184
Impairment of goodwill, intangible assets and other long-lived assets	-	76,244	11,383	-	76,244	11,383
Adjusted income (loss) from operations	1,668,887	(690,195)	(103,043)	3,233,002	(1,139,801)	(170,167)

Net income (loss)	1,115,602	(1,865,710)	(278,543)	2,174,373	(2,485,342)	(371,051)
Share-based compensation expenses	436,237	605,184	90,352	868,852	957,459	142,945
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,885	146,366	21,852	235,119	262,459	39,184
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(30,496)	200,961	30,003	(138,660)	352,223	52,586
Impairment of goodwill, intangible assets and other long-lived assets	-	76,244	11,383	-	76,244	11,383
Impairment of investments	-	223,280	33,335	-	251,002	37,474
Tax effects on non-GAAP adjustments	237	(5,739)	(857)	613	(5,830)	(870)
Adjusted net income (loss)	1,638,465	(619,414)	(92,475)	3,140,297	(591,785)	(88,349)

Net income (loss)	1,115,602	(1,865,710)	(278,543)	2,174,373	(2,485,342)	(371,051)
Income tax expense	768,838	431,310	64,393	1,192,509	619,255	92,452
Share-based compensation expenses	436,237	605,184	90,352	868,852	957,459	142,945
Amortization of intangible assets	123,693	150,940	22,535	247,739	271,506	40,535
Depreciation of property and equipment	210,122	233,920	34,923	375,621	468,048	69,878
Interest income, net	(68,906)	(160,096)	(23,902)	(150,764)	(273,454)	(40,826)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(30,496)	200,961	30,003	(138,660)	352,223	52,586
Impairment of goodwill, intangible assets and other long-lived assets	-	76,244	11,383	-	76,244	11,383
Impairment of investments	-	223,280	33,335	-	251,002	37,474
Adjusted EBITDA	2,555,090	(103,967)	(15,521)	4,569,670	236,941	35,376

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	1,111,887	(1,868,317)	(278,932)	2,170,473	(2,486,294)	(371,193)
Share-based compensation expenses	436,237	605,184	90,352	868,852	957,459	142,945
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,885	146,366	21,852	235,119	262,459	39,184
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(30,496)	200,961	30,003	(138,660)	352,223	52,586
Impairment of goodwill, intangible assets and other long-lived assets	-	76,244	11,383	-	76,244	11,383
Impairment of investments	-	223,280	33,335	-	251,002	37,474
Tax effects on non-GAAP adjustments	237	(5,739)	(857)	613	(5,830)	(870)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(14)	(14)	(2)
Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	1,634,743	(622,028)	(92,865)	3,136,383	(592,751)	(88,493)

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,174,142,544	1,190,658,801	1,190,658,801	1,173,982,999	1,189,885,702	1,189,885,702
—Diluted	1,195,608,093	1,190,658,801	1,190,658,801	1,196,805,568	1,189,885,702	1,189,885,702

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS
—Basic	1,174,142,544	1,190,658,801	1,190,658,801	1,173,982,999	1,189,885,702	1,189,885,702
—Diluted	1,195,608,093	1,190,658,801	1,190,658,801	1,196,805,568	1,189,885,702	1,189,885,702

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.95	(1.57)	(0.23)	1.85	(2.09)	(0.31)
—Diluted	0.93	(1.57)	(0.23)	1.81	(2.09)	(0.31)

Non-GAAP adjustments to net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.44	1.05	0.15	0.82	1.59	0.24
—Diluted	0.44	1.05	0.15	0.81	1.59	0.24

Adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.39	(0.52)	(0.08)	2.67	(0.50)	(0.07)
—Diluted	1.37	(0.52)	(0.08)	2.62	(0.50)	(0.07)

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,001,317	2,973,280	443,899	3,474,372	3,808,031	568,524
Net cash provided by (used in) investing activities	1,117,225	(7,081,027)	(1,057,170)	(10,396,836)	(11,338,319)	(1,692,766)
Net cash provided by (used in) financing activities	(12,199)	(93,099)	(13,899)	(943,174)	35,872	5,355
Effect of exchange rate change on cash, cash equivalents and restricted cash	(503,955)	170,973	25,526	(305,354)	142,610	21,291
Net increase (decrease) in cash and cash equivalents and restricted cash	1,602,388	(4,029,873)	(601,644)	(8,170,992)	(7,351,806)	(1,097,596)
Cash, cash equivalents and restricted cash at the beginning of the period	39,764,095	23,410,276	3,495,062	49,537,475	26,732,209	3,991,014
Cash, cash equivalents and restricted cash at the end of the period	41,366,483	19,380,403	2,893,418	41,366,483	19,380,403	2,893,418

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	9,628,335	5,534,809	826,325	19,824,630	11,686,265	1,744,713
Less: Commission and compensation	(5,646,746)	(3,503,942)	(523,124)	(11,763,191)	(7,331,729)	(1,094,597)
Contribution	3,981,589	2,030,867	303,201	8,061,439	4,354,536	650,116

New home transaction services
Net revenues	13,885,811	6,666,249	995,245	23,814,158	12,576,293	1,877,591
Less: Commission and compensation	(11,300,400)	(5,095,477)	(760,735)	(19,306,429)	(9,925,142)	(1,481,785)
Contribution	2,585,411	1,570,772	234,510	4,507,729	2,651,151	395,806

Home renovation and furnishing
Net revenues	43,352	1,019,410	152,194	79,705	1,106,916	165,258
Less: Material costs, commission and compensation costs	(42,700)	(724,347)	(108,142)	(74,735)	(791,046)	(118,100)
Contribution	652	295,063	44,052	4,970	315,870	47,158

Emerging and other services
Net revenues	616,031	556,622	83,101	1,152,085	955,583	142,665
Less: Commission and compensation	(74,947)	(326,282)	(48,713)	(149,529)	(529,858)	(79,106)
Contribution	541,084	230,340	34,388	1,002,556	425,725	63,559